                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549



                                --------------



                                 SCHEDULE 13G

                                (Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 5)/1/




                            SOUTHWEST BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer



                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                 844767  10  3
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               FEBRUARY 14, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


 [x]    Rule 13d-1 (b)

 [_]    Rule 13d-(c)

 [_]    Rule 13d-1 (d)

__________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                             ----------------------
 CUSIP No.  844767 10 3              13G                   Page 2 of 5 Pages
-----------------------------                             ----------------------
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON

      STILLWATER NATIONAL BANK AND TRUST COMPANY
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a
                                                         ----
                                                        b
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                 5   SOLE VOTING POWER

   NUMBER OF     ---------------------------------------------------------------
     SHARES      6   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY     ---------------------------------------------------------------
      EACH       7   SOLE DISPOSITIVE POWER
   REPORTING         18,655
  PERSON WITH    ---------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER
                     220,200
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:  238,855
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.87%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

      BK
--------------------------------------------------------------------------------

                               Page 2 of 5 Pages

Item 1(a)   Name of Issuer:
            ---------------
            Southwest Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
            608 South Main Street
            Stillwater, Oklahoma  74074

Item 2(a)   Name of Person Filing:
            ----------------------
            Stillwater National Bank and Trust Company


Item 2(b)   Address of Principal Business Office, or if None,
            -------------------------------------------------
            Residence:
            ----------
            608 South Main Street
            Stillwater, Oklahoma 74074

Item 2(c)   Citizenship:
            -----------
            See Row 4 of the second part of the cover page.

Item 2(d)   Title of Class of Securities:
            -----------------------------
            Common Stock, par value $1.00 per share

Item 2(e)   CUSIP Number:
            -------------
            844767 10 3

Item 3      If this statement is filed under Rule 13d-1(b) or
            -------------------------------------------------
            Rule 13d-2(b), check whether the person filing is a:
            ----------------------------------------------------

               (b) Bank as defined in Section 3(a)(6) of the Act.
                   [X]

Item 4(a)   Amount Beneficially Owned:  See Row 9 of the second part of the
            --------------------------
            cover page.

Item 4(b)   Percent of Class:  See Row 11 of the second part of the cover page.
            -----------------

Item 4(c)   Number of shares as to which such person has:  See Rows 5, 6, 7
            ---------------------------------------------
            and 8 of the second part of the cover page.

Item 5      Ownership of Five Percent or Less of a Class:
            ---------------------------------------------
                                Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another
            --------------------------------------------------------
            Person:  Certain persons have the right to receive or the power
            -------
            to direct the receipt of dividends from, or the proceeds from the sale of, the common stock, par value $1.00 per share, of Southwest Bancorp, Inc. (the "Common Stock") reported herein. The only such person whose interest relates to more than 5% of the outstanding Common Stock is the George M. Berry Revocable Inter Vivos Trust, dated May 6, 1976, Stillwater National Bank and Trust Company, Trustee.

Item 7      Identification and Classification of the Subsidiary Which
            ---------------------------------------------------------
            Acquired the Security Being Reported on by the Parent Holding
            -------------------------------------------------------------
            Company:  Not Applicable
            --------

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------
                                Not Applicable

Item 9      Notice of Dissolution of Group:  Not Applicable
            -------------------------------

Item 10    Certification:  By signing below I certify that, to the best of my
           --------------
           knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of

                               Page 3 of 5 Pages
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           changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                               Page 4 of 5 Pages
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                                 SIGNATURE



  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Kerby E. Crowell                                March 29, 1999
------------------------------------------------    ---------------------
Authorized Officer                                  Date
Stillwater National Bank and Trust
Company



                               Page 5 of 5 Pages